The Bank of N.T. Butterfield & Son Limited
Consolidated Balance Sheets (unaudited)
(In thousands of US dollars, except share and per share data)

	As at
	June 30, 2026	December 31, 2025
Assets
Cash and demand deposits with banks - Non-interest bearing	114,703	105,440
Demand deposits with banks - Interest bearing	173,002	171,201
Cash equivalents - Interest bearing	1,152,818	1,432,295
Cash and cash equivalents	1,440,523	1,708,936
Securities purchased under agreements to resell	1,427,079	1,096,238
Short-term investments	863,613	756,543
Investment in securities
Available-for-sale at fair value (amortized cost: $2,897,919 (2025: $2,785,608))	2,791,213	2,696,253
Held-to-maturity (fair value: $2,437,816 (2025: $2,566,470))	2,875,035	2,992,052
Total investment in securities	5,666,248	5,688,305
Loans
Loans	4,430,825	4,407,787
Allowance for credit losses	(27,787)	(25,376)
Loans, net of allowance for credit losses	4,403,038	4,382,411
Premises, equipment and computer software, net	161,103	158,504
Goodwill	27,284	25,385
Other intangible assets, net	91,272	61,412
Equity method investments	6,770	6,755
Accrued interest and other assets	259,552	210,405
Total assets	14,346,482	14,094,894

Liabilities
Deposits
Non-interest bearing	2,720,286	2,701,145
Interest bearing	10,190,573	9,996,923
Total deposits	12,910,859	12,698,068
Employee benefit plans	84,188	84,466
Accrued interest and other liabilities	202,760	170,509
Total other liabilities	286,948	254,975
Total liabilities	13,197,807	12,953,043
Commitments, contingencies and guarantees (Note 10)

Shareholders' equity
Common share capital (BMD 0.01 par; authorized voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 39,326,687 (2025: 39,948,264)	393	399
Additional paid-in capital	838,886	851,223
Retained earnings	529,443	494,384
Accumulated other comprehensive income (loss)	(220,047)	(204,155)
Total shareholders’ equity	1,148,675	1,141,851
Total liabilities and shareholders’ equity	14,346,482	14,094,894
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Operations (unaudited)
(In thousands of US dollars, except per share data)

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Non-interest income
Asset management	10,341	9,379	20,781	18,928
Banking	15,876	14,725	32,161	29,801
Foreign exchange revenue	13,305	11,953	27,874	25,633
Trust	19,176	16,371	35,838	31,999
Custody and other administration services	3,748	3,152	7,450	6,661
Other non-interest income	908	1,439	1,894	2,427
Total non-interest income	63,354	57,019	125,998	115,449
Interest income
Interest and fees on loans	64,951	71,046	128,348	140,481
Investments (none of the investment securities are intrinsically tax-exempt)
Available-for-sale	23,278	18,326	45,627	36,089
Held-to-maturity	16,397	17,906	33,220	36,213
Cash and cash equivalents, securities purchased under agreements to resell and short-term investments	31,949	33,634	62,059	68,141
Total interest income	136,575	140,912	269,254	280,924
Interest expense
Deposits	40,724	49,170	80,054	98,306
Long-term debt	—	2,310	—	3,681
Securities sold under agreements to repurchase	243	27	308	205
Total interest expense	40,967	51,507	80,362	102,192
Net interest income before provision for credit losses	95,608	89,405	188,892	178,732
Provision for credit (losses) recoveries	(1,619)	(209)	(3,067)	170
Net interest income after provision for credit losses	93,989	89,196	185,825	178,902
Net other gains (losses)	990	69	994	94
Total other gains (losses)	990	69	994	94
Total net revenue	158,333	146,284	312,817	294,445
Non-interest expense
Salaries and other employee benefits	47,212	45,441	92,246	90,969
Technology and communications	16,223	16,294	31,639	32,303
Professional and outside services	21,760	5,152	27,293	10,596
Property	8,011	8,786	15,681	17,507
Indirect taxes	5,412	5,849	12,360	12,343
Non-service employee benefits expense	1,050	1,291	2,099	2,628
Marketing	1,986	1,695	3,739	3,470
Amortization of intangible assets	2,368	1,977	4,349	3,874
Other expenses	5,820	5,266	10,945	11,279
Total non-interest expense	109,842	91,751	200,351	184,969
Net income before income taxes	48,491	54,533	112,466	109,476
Income tax benefit (expense)	(1,579)	(1,208)	(2,931)	(2,387)
Net income	46,912	53,325	109,535	107,089

Earnings per common share
Basic earnings per share	1.19	1.28	2.77	2.55
Diluted earnings per share	1.16	1.25	2.69	2.48
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Comprehensive Income (unaudited)
(In thousands of US dollars)

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025

Net income	46,912	53,325	109,535	107,089

Other comprehensive income (loss), net of taxes
Unrealized net gains (losses) on translation of net investment in foreign operations	(152)	2,329	(3,368)	6,260
Net changes on investments transferred to held-to-maturity	1,899	1,982	3,704	3,759
Unrealized net gains (losses) on available-for-sale investments	(6,993)	11,451	(17,368)	43,362
Employee benefit plans adjustments	484	143	1,140	504
Other comprehensive income (loss), net of taxes	(4,762)	15,905	(15,892)	53,885

Total comprehensive income (loss)	42,150	69,230	93,643	160,974
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Three months ended				Six months ended
	June 30, 2026		June 30, 2025		June 30, 2026		June 30, 2025
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of period	39,610,581	396	42,820,091	428	39,948,264	399	43,537,979	435
Retirement of shares	(289,304)	(3)	(1,115,462)	(11)	(1,116,631)	(11)	(2,210,189)	(22)
Issuance of common shares	5,410	—	19,452	—	495,054	5	396,291	4
Balance at end of period	39,326,687	393	41,724,081	417	39,326,687	393	41,724,081	417

Additional paid-in capital
Balance at beginning of period		838,761		898,729		851,223		916,394
Share-based compensation		6,233		5,441		11,388		10,782
Share-based settlements		18		438		36		478
Retirement of shares		(6,126)		(23,412)		(23,755)		(46,454)
Issuance of common shares, net of underwriting discounts and commissions		—		—		(6)		(4)
Balance at end of period		838,886		881,196		838,886		881,196

Retained earnings
Balance at beginning of period		512,219		439,599		494,384		422,461
Net Income for the period		46,912		53,325		109,535		107,089
Common share cash dividends declared and paid, $0.50 and 1.00 per share (2025: $0.44 and $0.88 per share)		(19,701)		(18,355)		(39,692)		(37,124)
Retirement of shares		(9,987)		(20,045)		(34,784)		(37,902)
Balance at end of period		529,443		454,524		529,443		454,524

Treasury common shares
Balance at beginning of period	—	—	619,212	(23,511)	—	—	619,212	(23,063)
Purchase of treasury common shares	289,304	(16,116)	1,115,462	(45,425)	1,116,631	(58,550)	2,210,189	(86,783)
Retirement of shares	(289,304)	16,116	(1,115,462)	43,468	(1,116,631)	58,550	(2,210,189)	84,378
Balance at end of period	—	—	619,212	(25,468)	—	—	619,212	(25,468)

Accumulated other comprehensive income (loss)
Balance at beginning of period		(215,285)		(257,435)		(204,155)		(295,415)
Other comprehensive income (loss), net of taxes		(4,762)		15,905		(15,892)		53,885
Balance at end of period		(220,047)		(241,530)		(220,047)		(241,530)
Total shareholders' equity		1,148,675		1,069,139		1,148,675		1,069,139
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows (unaudited)
(In thousands of US dollars)

	Six months ended
	June 30, 2026	June 30, 2025
Cash flows from operating activities
Net income	109,535	107,089
Adjustments to reconcile net income to operating cash flows
Depreciation, accretion and amortization	21,314	20,194
Provision for credit losses (recoveries)	3,067	(170)
Share-based payments and settlements	11,424	11,260
(Increase) decrease in carrying value of equity method investments	(30)	(140)
Dividends received from equity method investments	15	60
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	(40,119)	36,898
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	12,829	(11,636)
Cash provided by (used in) operating activities	118,035	163,555

Cash flows from investing activities
(Increase) decrease in securities purchased under agreements to resell having original maturities of 3 months of less	(654,417)	141,291
Securities purchased under agreements to resell having original maturities of more than 3 months: purchases	(640,743)	(753,252)
Securities purchased under agreements to resell having original maturities of more than 3 months: proceeds from maturities	938,733	756,883
Short-term investments other than restricted cash: proceeds from maturities and sales	634,903	684,845
Short-term investments other than restricted cash: purchases	(769,372)	(1,164,603)
Available-for-sale investments: proceeds from maturities and pay downs	349,415	185,150
Available-for-sale investments: purchases	(462,891)	(207,067)
Held-to-maturity investments: proceeds from maturities and pay downs	116,950	120,441
Net (increase) decrease in loans	(53,919)	69,427
Additions to premises, equipment and computer software	(13,451)	(14,401)
Cash disbursed for business acquisition, net of cash acquired	(41,140)	—
Cash provided by (used in) investing activities	(595,932)	(181,286)

Cash flows from financing activities
Net increase (decrease) in deposits	296,395	(269,670)
Net increase (decrease) in securities sold under agreements to repurchase having original maturities of 3 months of less	(1,820)	(90,032)
Repayment of long-term debt	—	(100,000)
Common shares repurchased	(58,550)	(86,783)
Cash dividends paid on common shares	(39,692)	(37,124)
Cash provided by (used in) financing activities	196,333	(583,609)
Net effect of exchange rates on cash, cash equivalents and restricted cash	(1,692)	60,538
Net increase (decrease) in cash, cash equivalents and restricted cash	(283,256)	(540,802)
Cash, cash equivalents and restricted cash: beginning of period	1,776,683	2,088,542
Cash, cash equivalents and restricted cash: end of period	1,493,427	1,547,740

Components of cash, cash equivalents and restricted cash at end of period
Cash and cash equivalents	1,440,523	1,450,062
Restricted cash included in short-term investments on the consolidated balance sheets	52,904	97,678
Total cash, cash equivalents and restricted cash at end of period	1,493,427	1,547,740

Supplemental disclosure of non-cash items
Initial recognition of right-of-use assets and operating lease liabilities	1,337	766
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited)
(In thousands of US dollars, unless otherwise stated)

Note 1: Nature of business

The Bank of N.T. Butterfield & Son Limited (“Butterfield”, the “Bank” or the “Company”) is incorporated under the laws of Bermuda and has a banking license under the Banks and Deposit Companies Act, 1999 (“the Act”). Butterfield is regulated by the Bermuda Monetary Authority (“BMA”), which operates in accordance with Basel principles.

Butterfield is a full service bank and wealth manager headquartered in Hamilton, Bermuda. The Bank operates its business through three geographic segments: Bermuda, Cayman, and the Channel Islands and the UK, where its principal banking operations are located and where it offers specialized financial services. Butterfield offers banking services, comprised of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In the Bermuda, Cayman, and Channel Islands and the UK segments, Butterfield offers both banking and wealth management services. Butterfield also has operations in the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland, which are included in our Other segment.

The Bank's common shares trade on the New York Stock Exchange ("NYSE") under the symbol "NTB" and on the Bermuda Stock Exchange ("BSX") under the symbol "NTB.BH".

Note 2: Significant accounting policies

The accompanying unaudited interim consolidated financial statements of the Bank have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and should be read in conjunction with the Bank’s audited financial statements for the year ended December 31, 2025.

In the opinion of Management, these unaudited interim consolidated financial statements reflect all adjustments (consisting primarily of normal recurring accruals) considered necessary for a fair statement of the Bank’s financial position and results of operations as at the end of and for the periods presented. The Bank’s results for interim periods are not necessarily indicative of results for the full year. Certain prior year figures have been reclassified to agree to current period presentation.

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period, and actual results could differ from those estimates. Management believes that the most critical accounting estimates upon which the financial condition depends, and which involve the most complex or subjective decisions or assessments, are as follows:
•Allowance for credit losses
•Fair value of financial instruments
•Impairment of goodwill and intangibles
•Employee benefit plans

Acquired Loans
Effective January 1, 2026, the Bank elected to early adopt ASU No. 2025-08. This standard introduces a single accounting framework for certain acquired loans, requiring entities to recognize an allowance for credit losses at acquisition which is added to the purchase price (the gross-up approach). In accordance with the transition provisions, the Bank will apply the amendments prospectively to all qualifying purchased seasoned loans acquired on or after the adoption date. The adoption of this guidance simplifies acquisition accounting by removing the 'Day 1 double count' of credit losses for these portfolios.

New Accounting Pronouncements
There were no accounting developments issued during the six months ended June 30, 2026 or accounting standards pending adoption which impacted the Bank.

Note 3: Cash and cash equivalents

	June 30, 2026	December 31, 2025
Non-interest bearing
Cash and demand deposits with banks	114,703	105,440

Interest bearing
Demand deposits with banks	173,002	171,201
Cash equivalents	1,152,818	1,432,295
Sub-total - Interest bearing	1,325,820	1,603,496

Total cash and cash equivalents	1,440,523	1,708,936

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 4: Short-term investments

	June 30, 2026	December 31, 2025
Unrestricted
Maturing within three months	261,082	321,566
Maturing between three to six months	152,717	223,239
Maturing between six to twelve months	396,910	143,991
Total unrestricted short-term investments	810,709	688,796

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Interest earning demand and term deposits	52,904	67,747
Total restricted short-term investments	52,904	67,747

Total short-term investments	863,613	756,543

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities

Amortized Cost, Carrying Amount and Fair Value
On the consolidated balance sheets, available-for-sale ("AFS") investments are carried at fair value and held-to-maturity ('HTM') investments are carried at amortized cost.

	June 30, 2026				December 31, 2025
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
US government and federal agencies	2,884,324	3,550	(109,182)	2,778,692	2,770,749	12,549	(100,827)	2,682,471
Residential mortgage-backed securities	13,595	—	(1,074)	12,521	14,859	—	(1,077)	13,782
Total available-for-sale	2,897,919	3,550	(110,256)	2,791,213	2,785,608	12,549	(101,904)	2,696,253

Held-to-maturity¹
US government and federal agencies	2,875,035	351	(437,570)	2,437,816	2,992,052	857	(426,439)	2,566,470
Total held-to-maturity	2,875,035	351	(437,570)	2,437,816	2,992,052	857	(426,439)	2,566,470
¹For the six months ended June 30, 2026 and June 30, 2025, impairments recognized in other comprehensive income for HTM investments were Nil.

Investments with Unrealized Loss Positions
The Bank does not believe that the AFS debt securities that were in an unrealized loss position as of June 30, 2026, comprising 185 securities representing 80.7% of the AFS portfolios' carrying value (December 31, 2025: 156 and 52.1%), represent credit losses. Total gross unrealized AFS losses were 4.9% of the fair value of the affected securities (December 31, 2025: 7.3%).

The Bank’s HTM debt securities are comprised of US government and federal agencies securities and have a zero credit loss assumption under the Current Expected Credit Loss ("CECL") model. HTM debt securities that were in an unrealized loss position as of June 30, 2026, were comprised of 218 securities representing 98.9% of the HTM portfolios’ carrying value (December 31, 2025: 218 and 98.8%). Total gross unrealized HTM losses were 18.2% of the fair value of affected securities (December 31, 2025: 16.9%).

Management does not intend to sell and it is likely that management will not be required to sell the securities prior to the anticipated recovery of the cost of these securities. Unrealized losses were attributable primarily to changes in market interest rates, relative to when the investment securities were purchased, and not due to a decrease in the credit quality of the investment securities. The issuers continue to make timely principal and interest payments on the securities. The following describes the processes for identifying credit impairment in security types with the most significant unrealized losses as shown in the preceding tables.

Management believes that all the US government and federal agencies securities do not have any credit losses, given the explicit and implicit guarantees provided by the US federal government.

Investments in Residential mortgage-backed securities relate to 13 US prime securities (December 31, 2025: 13) which are rated AAA and may possess structural features of securitization, such as subordination, excess spread, over collateralization or other forms of credit enhancement. No credit losses were recognized on these securities as the weighted average credit support and the weighted average loan-to-value ratios range from 15.6% - 50.1% and 41.1% - 51.6%, respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.
In the following tables, debt securities with unrealized losses that are not deemed to be credit impaired and for which an allowance for credit losses has not been recorded are categorized as being in a loss position for "less than 12 months" or "12 months or more" based on the point in time that the fair value most recently declined below the amortized cost basis.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Less than 12 months		12 months or more
June 30, 2026	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	1,176,338	(10,591)	1,062,655	(98,591)	2,238,993	(109,182)
Residential mortgage-backed securities	—	—	12,521	(1,074)	12,521	(1,074)
Total available-for-sale securities with unrealized losses	1,176,338	(10,591)	1,075,176	(99,665)	2,251,514	(110,256)

Held-to-maturity securities with unrealized losses
US government and federal agencies	1,323	(28)	2,403,136	(437,542)	2,404,459	(437,570)

	Less than 12 months		12 months or more
December 31, 2025	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	94,588	(120)	1,296,411	(100,707)	1,390,999	(100,827)
Residential mortgage-backed securities	—	—	13,782	(1,077)	13,782	(1,077)
Total available-for-sale securities with unrealized losses	94,588	(120)	1,310,193	(101,784)	1,404,781	(101,904)

Held-to-maturity securities with unrealized losses
US government and federal agencies	—	—	2,530,638	(426,439)	2,530,638	(426,439)

Investment Maturities
The following table presents the remaining term to contractual maturity of the Bank’s securities. The actual maturities may differ as certain securities offer prepayment options to the borrowers.

	Remaining term to maturity
June 30, 2026	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	No specific or single maturity	Carrying amount
Available-for-sale
US government and federal agencies	438,238	998,776	—	—	1,341,678	2,778,692
Residential mortgage-backed securities	—	—	—	—	12,521	12,521
Total available-for-sale	438,238	998,776	—	—	1,354,199	2,791,213

Held-to-maturity
US government and federal agencies	—	—	—	—	2,875,035	2,875,035

Pledged Investments
The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	June 30, 2026		December 31, 2025
Pledged investments - secured customer deposit product	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-sale	17,227	16,175	19,184	18,331
Held-to-maturity	99,948	88,825	96,811	87,154

The Bank also pledges certain non-US governments debt investment securities to secure the Bank's repurchase agreements. Where the secured party has the right to sell or repledge the collateral, the Bank discloses such pledged financial assets separately in the accompanying consolidated balance sheets.

Taxability of Interest Income
None of the investments' interest income have received a specific preferential income tax treatment in any of the jurisdictions in which the Bank owns investments.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 6: Loans

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal and business loans are generally repayable over terms not exceeding five years. Government loans are repayable over a variety of terms which are individually negotiated. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The credit card portfolio is managed as a single portfolio and includes consumer and business cards. The effective yield on total loans as at June 30, 2026 is 5.78% (December 31, 2025: 5.81%). The interest receivable on total loans as at June 30, 2026 is $10.1 million (December 31, 2025: $11.1 million). The interest receivable is included in Accrued interest and other assets on the consolidated balance sheets and is excluded from all loan amounts disclosed in this note.

Loans' Credit Quality
The four credit quality classifications set out in the following tables are defined below and describe the credit quality of the Bank's lending portfolio. These classifications each encompass a range of more granular internal credit rating grades. Loans' internal credit ratings are assigned by the Bank's customer relationship managers as well as members of the Bank's jurisdictional and Group Credit Committees. The borrowers' financial condition is documented at loan origination and maintained periodically thereafter at a frequency which can be up to monthly for certain loans. The loans' performing status, as well as current economic trends, are continuously monitored. The Bank's jurisdictional and Group Credit Committees meet on a monthly basis. The Group Credit Committee is also responsible for approving the allowance for expected credit losses and other impairment charges.

A pass loan shall mean a loan that is expected to be repaid as agreed. A loan is classified as pass where the Bank is not expected to face repayment difficulties because the present and projected cash flows are sufficient to repay the debt and the repayment schedule as established by the agreement is being followed. Loans in this category are reviewed by the Bank’s management on at least an annual basis.

A special mention loan shall mean a loan under close monitoring by the Bank’s management on at least a quarterly basis. Loans in this category are currently still performing, but are potentially weak and present an undue credit risk exposure, but not to the point of justifying a classification of substandard.

A substandard loan shall mean a loan whose evident unreliability makes repayment doubtful and there is a threat of loss to the Bank unless the unreliability is averted. Loans in this category are under close monitoring by the Bank’s management on at least a quarterly basis.

A non-accrual loan shall mean either management is of the opinion full payment of principal or interest is in doubt or that the principal or interest is 90 days past due unless it is a residential mortgage loan which is well secured and collection efforts are reasonably expected to result in amounts due. Loans in this category are under close monitoring by the Bank’s management on at least a quarterly basis.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

The amortized cost of loans by credit quality classification and allowance for expected credit losses by class of loans is as follows:

June 30, 2026	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	252,116	—	—	—	252,116	(107)	252,009
Commercial and industrial	187,525	—	637	16,934	205,096	(17,446)	187,650
Commercial overdrafts	67,730	—	—	173	67,903	(48)	67,855
Total commercial loans	507,371	—	637	17,107	525,115	(17,601)	507,514

Commercial real estate loans
Commercial mortgage	476,570	4,327	1,924	2,785	485,606	(981)	484,625
Construction	64,128	—	—	—	64,128	—	64,128
Total commercial real estate loans	540,698	4,327	1,924	2,785	549,734	(981)	548,753

Consumer loans
Automobile financing	19,524	—	1	180	19,705	(44)	19,661
Credit card	97,958	—	582	—	98,540	(2,181)	96,359
Overdrafts	35,025	—	—	3	35,028	(245)	34,783
Other consumer[1]	45,551	—	799	813	47,163	(767)	46,396
Total consumer loans	198,058	—	1,382	996	200,436	(3,237)	197,199

Residential mortgage loans	2,940,258	3,912	136,250	75,120	3,155,540	(5,968)	3,149,572

Total	4,186,385	8,239	140,193	96,008	4,430,825	(27,787)	4,403,038
1 Other consumer loans’ amortized cost includes $5 million of cash and portfolio secured lending and $33 million of lending secured by buildings in construction or other collateral.

December 31, 2025	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	276,815	—	—	—	276,815	(257)	276,558
Commercial and industrial	176,753	—	667	17,130	194,550	(12,030)	182,520
Commercial overdrafts	62,819	610	105	195	63,729	(70)	63,659
Total commercial loans	516,387	610	772	17,325	535,094	(12,357)	522,737

Commercial real estate loans
Commercial mortgage	481,978	184	2,062	3,434	487,658	(1,098)	486,560
Construction	77,573	—	—	—	77,573	—	77,573
Total commercial real estate loans	559,551	184	2,062	3,434	565,231	(1,098)	564,133

Consumer loans
Automobile financing	18,993	—	3	174	19,170	(27)	19,143
Credit card	98,398	—	680	—	99,078	(2,184)	96,894
Overdrafts	35,022	—	32	5	35,059	(350)	34,709
Other consumer[1]	40,605	—	812	829	42,246	(854)	41,392
Total consumer loans	193,018	—	1,527	1,008	195,553	(3,415)	192,138

Residential mortgage loans	2,916,341	3,769	122,239	69,560	3,111,909	(8,506)	3,103,403

Total	4,185,297	4,563	126,600	91,327	4,407,787	(25,376)	4,382,411
1 Other consumer loans’ amortized cost includes $6 million of cash and portfolio secured lending and $27 million of lending secured by buildings in construction or other collateral.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Based on the most recent analysis performed, the amortized cost of loans by year of origination and credit quality classification is as follows:

June 30, 2026	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2026	375,508	2,312	235	—	378,055
2025	507,644	2,637	—	—	510,281
2024	385,774	—	22,934	167	408,875
2023	239,859	—	9,409	54	249,322
2022	681,795	1,275	8,549	42	691,661
Prior	1,791,936	2,015	98,484	95,568	1,988,003
Overdrafts and credit cards	203,869	—	582	177	204,628
Total amortized cost	4,186,385	8,239	140,193	96,008	4,430,825

December 31, 2025	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2025	514,608	—	—	—	514,608
2024	470,244	—	247	181	470,672
2023	283,923	—	1,039	54	285,016
2022	722,368	805	6,250	25	729,448
2021	350,808	—	—	257	351,065
Prior	1,643,350	3,148	118,246	90,610	1,855,354
Overdrafts and credit cards	199,996	610	818	200	201,624
Total amortized cost	4,185,297	4,563	126,600	91,327	4,407,787

Age Analysis of Past Due Loans (Including Non-Accrual Loans)
The following tables summarize the past due status of the loans. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

June 30, 2026	30 - 59 days	60 - 89 days	90 days or more	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	252,116	252,116
Commercial and industrial	—	54	16,934	16,988	188,108	205,096
Commercial overdrafts	—	—	173	173	67,730	67,903
Total commercial loans	—	54	17,107	17,161	507,954	525,115

Commercial real estate loans
Commercial mortgage	739	113	2,364	3,216	482,390	485,606
Construction	—	—	—	—	64,128	64,128
Total commercial real estate loans	739	113	2,364	3,216	546,518	549,734

Consumer loans
Automobile financing	102	29	180	311	19,394	19,705
Credit card	713	353	390	1,456	97,084	98,540
Overdrafts	31	—	3	34	34,994	35,028
Other consumer	112	15	813	940	46,223	47,163
Total consumer loans	958	397	1,386	2,741	197,695	200,436

Residential mortgage loans	21,312	15,811	117,599	154,722	3,000,818	3,155,540

Total amortized cost	23,009	16,375	138,456	177,840	4,252,985	4,430,825

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

December 31, 2025	30 - 59 days	60 - 89 days	90 days or more	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	276,815	276,815
Commercial and industrial	—	—	17,130	17,130	177,420	194,550
Commercial overdrafts	—	—	300	300	63,429	63,729
Total commercial loans	—	—	17,430	17,430	517,664	535,094

Commercial real estate loans
Commercial mortgage	328	174	3,434	3,936	483,722	487,658
Construction	—	—	—	—	77,573	77,573
Total commercial real estate loans	328	174	3,434	3,936	561,295	565,231

Consumer loans
Automobile financing	99	14	160	273	18,897	19,170
Credit card	596	515	466	1,577	97,501	99,078
Overdrafts	—	—	37	37	35,022	35,059
Other consumer	270	17	675	962	41,284	42,246
Total consumer loans	965	546	1,338	2,849	192,704	195,553

Residential mortgage loans	13,863	33,158	90,727	137,748	2,974,161	3,111,909

Total amortized cost	15,156	33,878	112,929	161,963	4,245,824	4,407,787

Changes in Allowances For Credit Losses
The allowance for expected credit losses increased during the six months ended June 30, 2026 compared to December 31, 2025 reflecting an additional specific provision on a legacy non-accrual Bermuda commercial facility. This was partially offset by the release of a provision related to a residential mortgage facility in the Channel Islands and UK segment upon partial repayment. As disclosed in Note 2 of the December 31, 2025 Audited Consolidated Financial Statements, the Bank continuously collects and maintains attributes related to financial instruments within the scope of CECL, including current conditions, and reasonable and supportable assumptions about future economic conditions.

	Six months ended June 30, 2026
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period	12,357	1,098	3,415	8,506	25,376
Provision increase (decrease)	5,497	(117)	249	(2,566)	3,063
Recoveries of previous charge-offs	—	—	890	95	985
Charge-offs, by origination year
2026	—	—	—	—	—
2025	—	—	—	—	—
2024	—	—	(52)	—	(52)
2023	—	—	(17)	—	(17)
2022	—	—	(19)	—	(19)
Prior	(236)	—	(33)	(65)	(334)
Overdrafts and credit cards	(7)	—	(1,191)	—	(1,198)
Other	(10)	—	(5)	(2)	(17)
Allowances for expected credit losses at end of period	17,601	981	3,237	5,968	27,787

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Six months ended June 30, 2025
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period	11,684	3,267	3,254	7,504	25,709
Provision increase (decrease)	865	(2,087)	(24)	1,073	(173)
Recoveries of previous charge-offs	—	—	1,131	86	1,217
Charge-offs, by origination year
2025	—	—	—	—	—
2024	—	—	—	—	—
2023	—	—	—	(30)	(30)
2022	—	—	—	—	—
2021	—	—	—	—	—
Prior	(264)	(43)	(19)	(92)	(418)
Overdrafts and credit cards	(11)	—	(785)	(3)	(799)
Other	30	—	16	117	163
Allowances for expected credit losses at end of period	12,304	1,137	3,573	8,655	25,669

Collateral-dependent loans
Management identified that the repayment of certain commercial and consumer mortgage loans is expected to be provided substantially through the operation or the sale of the collateral pledged to the Bank ("collateral-dependent loans"). The Bank believes that for the vast majority of loans identified as collateral-dependent, the sale of the collateral will be sufficient to fully reimburse the loan's carrying amount.

Non-Performing Loans
During the six months ended June 30, 2026, no interest was recognized on non-accrual loans. No credit deteriorated loans were purchased during the period.

	June 30, 2026				December 31, 2025
	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due 90 days or more and accruing	Total non- performing loans	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due 90 days or more and accruing	Total non- performing loans
Commercial loans
Commercial and industrial	16,934	—	—	16,934	17,130	—	—	17,130
Commercial overdrafts	173	—	—	173	195	—	105	300
Total commercial loans	17,107	—	—	17,107	17,325	—	105	17,430

Commercial real estate loans
Commercial mortgage	1,847	938	—	2,785	2,891	543	—	3,434
Total commercial real estate loans	1,847	938	—	2,785	2,891	543	—	3,434

Consumer loans
Automobile financing	80	100	—	180	99	75	—	174
Credit cards	—	—	390	390	—	—	466	466
Overdrafts	3	—	—	3	5	—	32	37
Other consumer	426	387	—	813	494	335	—	829
Total consumer loans	509	487	390	1,386	598	410	498	1,506

Residential mortgage loans	28,264	46,856	48,008	123,128	49,357	20,203	27,418	96,978
Total non-performing loans	47,727	48,281	48,398	144,406	70,171	21,156	28,021	119,348

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Loan Modifications Made to Borrowers Experiencing Financial Difficulty
The following table summarizes the amortized cost basis of loan modifications as at June 30, 2026 and June 30, 2025 made to borrowers experiencing financial difficulty during the six-months ended June 30, 2026 and June 30, 2025.

	Amortized cost basis					Weighted average financial effects
June 30, 2026	Term extension and interest rate reduction	Payments delay in # of months	Term extension	Interest rate reduction	In % of the class of loans	Months of payment delay	Months of term extension	Interest rate reduction
Residential mortgage loans	951	—	14,032	1,621	0.5%	0	11	2.2%

	Amortized cost basis					Weighted average financial effects
June 30, 2025	Term extension and interest rate reduction	Payments delay in # of months	Term extension	Interest rate reduction	In % of the class of loans	Months of payment delay	Months of term extension	Interest rate reduction
Residential mortgage loans	1,855	—	5,977	3,074	0.3%	0	14	3.5%

Age analysis and subsequent default of modified loans.
As at June 30, 2026 and June 30, 2025, all loans for which a concession was granted during the preceding 12 months are current, except for the following:

Residential mortgage loans:
–$0.3 million (June 30, 2025: $5.6 million) of residential mortgage loans for which a term extension was granted are 30 to 59 days past due;
–$5.0 million (June 30, 2025: Nil) of residential mortgages loans for which a term extension was granted are 60 to 89 days past due; and
–$26.7 million (June 30, 2025: $0.1 million) of residential mortgage loans for which a term extension and reduction in interest rate was granted and are 90 days or more past due.

Note 7: Credit risk concentrations

Concentrations of credit risk in the lending and off-balance sheet credit-related arrangements portfolios arise when a number of customers are engaged in similar business activities, are in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentrations of risks and to obtain collateral when deemed necessary. In the Bank's commercial portfolio, risk concentrations are evaluated primarily by industry and by geographic region of loan origination. In the consumer portfolio, concentrations are evaluated primarily by products. Credit exposures include loans, guarantees and acceptances, letters of credit and commitments for undrawn lines of credit. Unconditionally cancellable credit cards and overdraft lines of credit are excluded from the tables below.

The following table summarizes the credit exposure of the Bank by geographic region. The exposure amounts disclosed below do not include accrued interest and are gross of allowances for credit losses and gross of collateral held.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	June 30, 2026				December 31, 2025
Geographic region	Cash and cash equivalents, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash and cash equivalents, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Belgium	3,388	—	—	3,388	3,568	—	—	3,568
Bermuda	46,427	1,454,232	249,863	1,750,522	41,849	1,471,971	317,243	1,831,063
Canada	1,254,744	—	—	1,254,744	1,276,109	—	—	1,276,109
Cayman Islands	39,424	1,050,862	234,550	1,324,836	37,633	1,029,012	198,769	1,265,414
France	—	—	—	—	117,550	—	—	117,550
Germany	1,392	—	—	1,392	6,121	—	—	6,121
Guernsey	2,860	547,722	95,335	645,917	1	541,110	99,753	640,864
Ireland	11,416	—	—	11,416	26,027	—	—	26,027
Japan	154,008	—	—	154,008	102,407	—	—	102,407
Jersey	—	336,318	133,383	469,701	—	306,190	65,666	371,856
Mauritius	921	—	—	921	686	—	—	686
Norway	6,279	—	—	6,279	90,585	—	—	90,585
Switzerland	15,223	—	—	15,223	9,642	—	—	9,642
The Bahamas	142	2,614	—	2,756	186	2,895	—	3,081
United Kingdom	1,625,198	1,039,077	102,756	2,767,031	1,357,142	1,056,609	143,314	2,557,065
United States	566,672	—	—	566,672	490,782	—	—	490,782
Other	3,121	—	—	3,121	1,429	—	—	1,429
Total gross exposure	3,731,215	4,430,825	815,887	8,977,927	3,561,717	4,407,787	824,745	8,794,249

Note 8: Deposits

	June 30, 2026	December 31, 2025
Non-interest bearing demand deposits	2,720,286	2,701,145
Interest bearing demand deposits	6,332,564	6,055,342
Interest bearing term deposits	3,858,009	3,941,581
Total deposits	12,910,859	12,698,068

June 30, 2026
As of June 30, 2026, the remaining maturities of interest-bearing term deposits in each of the 12-month periods ending June 30 were as follows:
2027	3,809,251
2028	22,825
2029	12,078
2030	8,097
2031	5,758
Total term deposits	3,858,009
¹The weighted-average interest rate on interest-bearing demand deposits as at June 30, 2026 is 0.78% (December 31, 2025: 0.74%).
Uninsured term deposits totaled $3.8 billion as at June 30, 2026 (December 31, 2025: $3.9 billion)

By Type and Segment	June 30, 2026			December 31, 2025
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda	3,770,238	1,011,990	4,782,228	3,529,577	951,658	4,481,235
Cayman	2,912,688	908,736	3,821,424	2,980,600	1,085,168	4,065,768
Channel Islands and the UK	2,369,924	1,937,283	4,307,207	2,246,310	1,904,755	4,151,065
Total deposits	9,052,850	3,858,009	12,910,859	8,756,487	3,941,581	12,698,068

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 9: Employee benefit plans

The Bank maintains trusteed pension plans including non-contributory defined benefit plans and a number of defined contribution plans, and provides post-retirement medical benefits to its qualifying retirees. The defined benefit provisions under the pension plans are generally based upon years of service and average salary during the relevant years of employment. The defined benefit and post-retirement medical plans are not open to new participants and are non-contributory and the funding required is provided by the Bank, based upon the advice of independent actuaries. The defined benefit pension plans are in the Bermuda, Guernsey and UK jurisdictions, and the defined benefit post-retirement medical plan is in Bermuda. The Bank has a residual obligation on top of its defined contribution plan in Mauritius.

The Bank included an estimate of the 2026 Bank contribution and estimated benefit payments for the next ten years under the pension and post-retirement plans in its audited financial statements for the year ended December 31, 2025. During the six months ended June 30, 2026, there have been no material revisions to these estimates.

		Three months ended		Six months ended
	Line item in the consolidated statements of operations	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Defined benefit pension expense (income)
Interest cost	Non-service employee benefits expense	1,212	1,318	2,425	2,599
Expected return on plan assets	Non-service employee benefits expense	(1,673)	(1,709)	(3,347)	(3,328)
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	510	587	1,019	1,170
Amortization of prior service (credit) cost	Non-service employee benefits expense	21	21	42	41
Total defined benefit pension expense (income)		70	217	139	482

Post-retirement medical benefit expense (income)
Service cost	Salaries and other employee benefits	3	11	6	22
Interest cost	Non-service employee benefits expense	1,008	1,093	2,017	2,185
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	(159)	131	(319)	262
Amortization of prior service (credit) cost	Non-service employee benefits expense	131	(150)	262	(301)
Total post-retirement medical benefit expense (income)		983	1,085	1,966	2,168

Note 10: Credit related arrangements, repurchase agreements and commitments

Commitments
The Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for expected credit losses.

The Bank has a facility with one of its custodians, whereby the Bank may offer up to $200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At June 30, 2026, $120.8 million (December 31, 2025: $125.0 million) of standby letters of credit were issued under this facility.

Outstanding unfunded commitments to extend credit	June 30, 2026	December 31, 2025
Commitments to extend credit	586,648	577,370
Documentary and commercial letters of credit	758	859
Total unfunded commitments to extend credit	587,406	578,229
Allowance for credit losses	(136)	(131)

Credit-Related Arrangements
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of the standby letters of credit does not exceed one year, while the term of the letters of guarantee does not exceed four years. The types and amounts of collateral security held by the Bank for these standby letters of credit and letters of guarantee are generally represented by deposits with the Bank or a charge over assets held in mutual funds.

The Bank considers the fees collected in connection with the issuance of standby letters of credit and letters of guarantee to be representative of the fair value of its obligation undertaken in issuing the guarantee. In accordance with applicable accounting standards related to guarantees, the Bank defers fees collected in connection with the issuance of standby letters of credit and letters of guarantee. The fees are then recognized in income proportionately over the life of the credit agreements. The following table presents the outstanding financial guarantees. Collateral is shown at estimated market value less selling cost. Where the collateral is cash, it is shown gross including accrued income.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	June 30, 2026			December 31, 2025
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	227,419	210,969	16,450	245,398	223,245	22,153
Letters of guarantee	1,062	1,026	36	1,118	1,081	37
Total	228,481	211,995	16,486	246,516	224,326	22,190

Repurchase agreements
The Bank utilizes repurchase agreements and resell agreements (reverse repurchase agreements) to manage liquidity. These agreements are carried at the amounts at which the securities will be subsequently sold or repurchased. The risks of these transactions include changes in the fair value of the securities posted or received as collateral and other credit related events. The Bank manages these risks by ensuring that the collateral involved is appropriate and by monitoring the value of the securities posted or received as collateral on a daily basis.

As at June 30, 2026, the Bank had 15 open positions (December 31, 2025: 13) in resell agreements with a remaining maturity of less than 365 days involving pools of mortgages issued by Non-US government debt securities. The carrying value of these resell agreements is $1.4 billion (December 31, 2025: $1.1 billion) and are included in securities purchased under agreements to resell on the consolidated balance sheets.

Legal Proceedings
There are actions and legal proceedings pending against the Bank and its subsidiaries which arose in the normal course of its business. Management, after reviewing all actions and proceedings pending against or involving the Bank and its subsidiaries, considers that the resolution of these matters would in the aggregate not be material to the consolidated financial position of the Bank.

Note 11: Leases

The Bank enters into operating lease agreements either as the lessee or the lessor, mostly for office and parking spaces as well as for small office equipment. The terms of the existing leases, including renewal options that are reasonably certain to be exercised, extend up to the year 2039. Certain lease payments will be adjusted during the related lease's term based on movements in the relevant consumer price index.

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Lease costs
Operating lease costs	1,614	1,944	3,137	3,785
Short-term lease costs	364	312	734	607
Total net lease cost	1,978	2,256	3,871	4,392
Operating lease income	397	92	798	198

Other information for the period
Right-of-use assets related to new operating lease liabilities	1,337	—	1,337	766
Operating cash flows from operating leases	1,394	1,529	2,681	2,974

Other information at end of period			June 30, 2026	December 31, 2025
Operating leases right-of-use assets (included in other assets on the balance sheets)			38,475	38,079
Operating lease liabilities (included in other liabilities on the balance sheets)			39,086	38,725
Weighted average remaining lease term for operating leases (in years)			10.91	11.53
Weighted average discount rate for operating leases			5.89%	5.90%

The following table summarizes the maturity analysis of the Bank's commitments for long-term leases as at December 31, 2025:
Year ending December 31				Operating Leases
2026				5,248
2027				5,408
2028				5,332
2029				4,691
2030				4,195
2031 & thereafter				17,106
Total commitments				41,980
Less: effect of discounting cash flows to their present value				(3,255)
Operating lease liabilities				38,725

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 12: Segmented information

The Bank is managed by the Chairman & CEO, its Chief Operating Decision Maker ("CODM"), on a geographic basis. The Bank presents four reportable segments, three geographical and one other: Bermuda, Cayman, Channel Islands and the UK, and Other. The Other segment is composed of several non-reportable operating segments that have been aggregated in accordance with GAAP. The Bermuda, Cayman, and Channel Islands and UK segments have a managing director who reports to the Chairman & CEO. Within the Other segment, each operating segment has a managing director that reports to the Group Head of Trust or Chief Operating Officer who ultimately reports to The Chairman & CEO. The Chairman & CEO and the segment managing director have final authority over resource allocation decisions and performance assessment.

The geographic segments reflect this management structure and the manner in which financial information is currently evaluated by the Chairman & CEO in assessing operating performance. Segment results are determined based on the Bank's management reporting system, which assigns balance sheet and statement of operations items to each of the geographic segments. The process is designed around the Bank's organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. A description of each reportable segment and table of financial results is presented below.

Accounting policies of the reportable segments are the same as those described in Note 2 of the Bank's audited financial statements for the year ended December 31, 2025. Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expenses. Loan participation revenue and expenses are allocated pro-rata based upon the percentage of the total loan funded by each jurisdiction participating in the loan. Other expenses are comprised of marketing, non-service employee benefits and other non-interest expenses.

The Bermuda segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, automated teller machines and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and personal insurance products. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Bermuda’s wealth management offering consists of
Butterfield Asset Management Limited, which provides investment management, advisory and brokerage services and Butterfield Trust (Bermuda) Limited, which provides trust, estate, company management and custody services. Bermuda is also the location of the Bank's head offices and accordingly, retains the unallocated corporate overhead expenses.

The Cayman segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, ATMs and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and property/auto insurance. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Cayman’s wealth management offering comprises investment management, advisory and brokerage services and Butterfield Trust (Cayman) Limited, which provides trust, estate and company management.

The Channel Islands and the UK segment includes the jurisdictions of Guernsey and Jersey (Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to individuals, private clients, trusts, financial institutions and funds including deposit services, mortgage lending, credit cards, private and corporate banking, treasury services, internet banking, wealth management and fiduciary services. The UK jurisdiction provides mortgage services for high-value residential properties.

The Other segment includes the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland. These operating segments individually and collectively do not meet the quantitative threshold for segmented reporting and are therefore aggregated as non-reportable operating segments.

Total Assets by Segment	June 30, 2026	December 31, 2025
Bermuda	5,529,620	5,111,127
Cayman	4,101,690	4,425,113
Channel Islands and the UK	4,807,192	4,599,096
Other	76,463	70,731
Total assets before inter-segment eliminations	14,514,965	14,206,067
Less: inter-segment eliminations	(168,483)	(111,173)
Total	14,346,482	14,094,894

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Three months ended June 30, 2026	Bermuda	Cayman	Channel Islands and the UK	Other	Total before eliminations	Inter-segment eliminations	Total
Interest income
Interest income	54,010	36,861	45,678	26	136,575	—	136,575
Interest income - Inter-segment	148	1,181	—	—	1,329	(1,329)	—
Interest income Total	54,158	38,042	45,678	26	137,904	(1,329)	136,575

Interest expense
Interest expense	9,171	7,120	24,676	—	40,967	—	40,967
Interest expense - Inter-segment	702	—	627	—	1,329	(1,329)	—
Interest expense Total	9,873	7,120	25,303	—	42,296	(1,329)	40,967

Net interest income
Net interest income	44,839	29,741	21,002	26	95,608	—	95,608
Net interest income - Inter-segment	(554)	1,181	(627)	—	—	—	—
Net interest income Total	44,285	30,922	20,375	26	95,608	—	95,608

Non-interest income	26,313	18,497	12,768	12,859	70,437	(7,083)	63,354

Allowance for credit losses	(3,074)	116	1,339	—	(1,619)	—	(1,619)

Net revenue before gains and losses	67,524	49,535	34,482	12,885	164,426	(7,083)	157,343

Gains and losses	3	—	987	—	990	—	990

Total net revenue	67,527	49,535	35,469	12,885	165,416	(7,083)	158,333

Expenses
Salaries and other employee benefits	18,753	7,042	13,467	7,950	47,212	—	47,212
Technology and communications	7,982	3,205	2,576	402	14,165	—	14,165
Non-income taxes	4,037	475	524	376	5,412	—	5,412
Professional and outside services	19,688	543	1,170	359	21,760	—	21,760
Property	1,762	731	1,590	737	4,820	—	4,820
Amortization of intangible assets	357	275	1,301	435	2,368	—	2,368
Depreciation	3,319	1,152	662	116	5,249	—	5,249
Income tax benefit (expense)	—	—	1,270	309	1,579	—	1,579
Other expenses	10,964	3,691	143	1,141	15,939	(7,083)	8,856
Expenses Total	66,862	17,114	22,703	11,825	118,504	(7,083)	111,421

Net income	665	32,421	12,766	1,060	46,912	—	46,912

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Three months ended June 30, 2025	Bermuda	Cayman	Channel Islands and the UK	Other	Total before eliminations	Inter-segment eliminations	Total
Interest income
Interest income	53,527	40,123	47,227	35	140,912	—	140,912
Interest income - Inter-segment	1	795	2	—	798	(798)	—
Interest income Total	53,528	40,918	47,229	35	141,710	(798)	140,912

Interest expense
Interest expense	11,747	10,480	29,280	—	51,507	—	51,507
Interest expense - Inter-segment	788	—	10	—	798	(798)	—
Interest expense Total	12,535	10,480	29,290	—	52,305	(798)	51,507

Net interest income
Net interest income	41,780	29,643	17,947	35	89,405	—	89,405
Net interest income - Inter-segment	(787)	795	(8)	—	—	—	—
Net interest income Total	40,993	30,438	17,939	35	89,405	—	89,405

Non-interest income	24,272	17,388	10,456	11,251	63,367	(6,348)	57,019

Allowance for credit losses	75	(36)	(248)	—	(209)	—	(209)

Net revenue before gains and losses	65,340	47,790	28,147	11,286	152,563	(6,348)	146,215

Gains and losses	1	—	68	—	69	—	69

Total net revenue	65,341	47,790	28,215	11,286	152,632	(6,348)	146,284

Expenses
Salaries and other employee benefits	19,437	7,106	11,391	7,507	45,441	—	45,441
Technology and communications	7,875	3,534	2,263	368	14,040	—	14,040
Non-income taxes	4,439	417	632	361	5,849	—	5,849
Professional and outside services	3,176	500	1,209	267	5,152	—	5,152
Property	2,293	742	1,925	643	5,603	—	5,603
Amortization of intangible assets	357	275	914	431	1,977	—	1,977
Depreciation	3,434	1,150	724	129	5,437	—	5,437
Income tax benefit (expense)	—	—	932	276	1,208	—	1,208
Other expenses	10,820	3,586	(663)	857	14,600	(6,348)	8,252
Expenses Total	51,831	17,310	19,327	10,839	99,307	(6,348)	92,959

Net income	13,510	30,480	8,888	447	53,325	—	53,325

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Six months ended June 30, 2026	Bermuda	Cayman	Channel Islands and the UK	Other	Total before eliminations	Inter-segment eliminations	Total
Interest income
Interest income	104,637	74,800	89,761	56	269,254	—	269,254
Interest income - Inter-segment	148	1,866	—	—	2,014	(2,014)	—
Interest income Total	104,785	76,666	89,761	56	271,268	(2,014)	269,254

Interest expense
Interest expense	17,035	14,495	48,832	—	80,362	—	80,362
Interest expense - Inter-segment	1,387	—	627	—	2,014	(2,014)	—
Interest expense Total	18,422	14,495	49,459	—	82,376	(2,014)	80,362

Net interest income
Net interest income	87,602	60,305	40,929	56	188,892	—	188,892
Net interest income - Inter-segment	(1,239)	1,866	(627)	—	—	—	—
Net interest income Total	86,363	62,171	40,302	56	188,892	—	188,892

Non-interest income	52,412	38,007	24,052	25,608	140,079	(14,081)	125,998

Allowance for credit losses	(5,166)	90	2,009	—	(3,067)	—	(3,067)

Net revenue before gains and losses	133,609	100,268	66,363	25,664	325,904	(14,081)	311,823

Gains and losses	3	—	991	—	994	—	994

Total net revenue	133,612	100,268	67,354	25,664	326,898	(14,081)	312,817

Expenses
Salaries and other employee benefits	37,283	13,823	25,569	15,571	92,246	—	92,246
Technology and communications	15,602	6,230	4,925	769	27,526	—	27,526
Non-income taxes	9,241	960	1,278	881	12,360	—	12,360
Professional and outside services	23,397	1,063	2,172	661	27,293	—	27,293
Property	3,446	1,418	3,059	1,402	9,325	—	9,325
Amortization of intangible assets	714	551	2,212	872	4,349	—	4,349
Depreciation	6,669	2,249	1,319	230	10,467	—	10,467
Income tax benefit (expense)	—	—	2,276	655	2,931	—	2,931
Other expenses	21,771	7,444	(633)	2,284	30,866	(14,081)	16,785
Expenses Total	118,123	33,738	42,177	23,325	217,363	(14,081)	203,282

Net income	15,489	66,530	25,177	2,339	109,535	—	109,535

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Six months ended June 30, 2025	Bermuda	Cayman	Channel Islands and the UK	Other	Total before eliminations	Inter-segment eliminations	Total
Interest income
Interest income	107,717	79,949	93,185	73	280,924	—	280,924
Interest income - Inter-segment	278	1,761	35	—	2,074	(2,074)	—
Interest income Total	107,995	81,710	93,220	73	282,998	(2,074)	280,924

Interest expense
Interest expense	23,549	20,781	57,862	—	102,192	—	102,192
Interest expense - Inter-segment	1,785	—	289	—	2,074	(2,074)	—
Interest expense Total	25,334	20,781	58,151	—	104,266	(2,074)	102,192

Net interest income
Net interest income	84,168	59,168	35,323	73	178,732	—	178,732
Net interest income - Inter-segment	(1,507)	1,761	(254)	—	—	—	—
Net interest income Total	82,661	60,929	35,069	73	178,732	—	178,732

Non-interest income	47,230	36,993	21,487	22,092	127,802	(12,353)	115,449

Allowance for credit losses	2,952	(156)	(2,626)	—	170	—	170

Net revenue before gains and losses	132,843	97,766	53,930	22,165	306,704	(12,353)	294,351

Gains and losses	22	—	72	—	94	—	94

Total net revenue	132,865	97,766	54,002	22,165	306,798	(12,353)	294,445

Expenses
Salaries and other employee benefits	38,630	15,007	22,841	14,491	90,969	—	90,969
Technology and communications	15,805	7,007	4,374	696	27,882	—	27,882
Non-income taxes	9,307	992	1,242	802	12,343	—	12,343
Professional and outside services	6,740	972	2,414	470	10,596	—	10,596
Property	4,639	1,530	3,727	1,263	11,159	—	11,159
Amortization of intangible assets	714	551	1,767	842	3,874	—	3,874
Depreciation	6,855	2,224	1,436	254	10,769	—	10,769
Income tax benefit (expense)	—	—	1,862	525	2,387	—	2,387
Other expenses	20,847	7,182	13	1,688	29,730	(12,353)	17,377
Expenses Total	103,537	35,465	39,676	21,031	199,709	(12,353)	187,356

Net income	29,328	62,301	14,326	1,134	107,089	—	107,089

Note 13: Derivative instruments and risk management

The Bank uses derivatives for risk management purposes and to meet the needs of its customers. The Bank’s derivative contracts principally involve over-the-counter ("OTC") transactions that are negotiated privately between the Bank and the counterparty to the contract and include interest rate contracts and foreign exchange contracts.

The Bank may pursue opportunities to reduce its exposure to credit losses on derivatives by entering into International Swaps and Derivatives Associations ("ISDAs") agreements. Depending on the nature of the derivative transaction, bilateral collateral arrangements may be used, as well. When the Bank is engaged in more than one outstanding derivative transaction with the same counterparty, and also has a legally enforceable master netting agreement with that counterparty, the net marked-to-market exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Bank regards its credit exposure to the counterparty as being zero. The net marked-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement between the Bank and that counterparty.

Certain of these agreements contain credit risk-related contingent features in which the counterparty has the option to accelerate cash settlement of the Bank's net derivative liabilities with the counterparty in the event the Bank's credit rating falls below specified levels or the liabilities reach certain levels.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

All derivative financial instruments, whether designated as hedges or not, are recorded on the consolidated balance sheets at fair value within other assets or other liabilities. These amounts include the effect of netting. The accounting for changes in the fair value of a derivative in the consolidated statements of operations depends on whether the contract has been designated as a hedge and qualifies for hedge accounting.

Notional Amounts
The notional amounts are not recorded as assets or liabilities on the consolidated balance sheets as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts represent the volume of outstanding transactions and do not represent the potential gain or loss associated with market risk or credit risk of such instruments. Credit risk is limited to the positive fair value of the derivative instrument, which is significantly less than the notional amount.

Fair Value
Derivative instruments, in the absence of any compensating up-front cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, exchange rates, equity or commodity prices or indices change. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. Market risk is managed within clearly defined parameters as prescribed by senior management of the Bank. The fair value is defined as the profit or loss associated with replacing the derivative contracts at prevailing market prices.

Risk Management Derivatives
The Bank enters into interest derivative contracts as part of its overall interest rate risk management strategy to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Bank’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain consolidated balance sheet assets and liabilities so that movements in interest rates do not adversely affect the net interest margin. Derivative instruments that are used as part of the Bank’s risk management strategy include interest rate swap contracts that have indices related to the pricing of specific consolidated balance sheet assets and liabilities. Interest rate swaps generally involve the exchange of fixed and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date. The Bank uses foreign currency derivative instruments to hedge its exposure to foreign currency risk. Certain hedging relationships are formally designated and qualify for hedge accounting as fair value or net investment hedges. Risk management derivatives comprise fair value hedges, net investment hedges and derivatives not formally designated as hedges as described below.

Fair value hedges include designated currency swaps that are used to minimize the Bank's exposure to variability in the fair value of AFS investments due to movements in foreign exchange rates. The effective portion of changes in the fair value of the hedged items attributable to foreign exchange rates is recognized in current year earnings consistent with the related change in fair value of the hedging instrument. For fair value hedges, hedging effectiveness of the hedged item and the hedging instrument are assessed and managed at inception and on an ongoing basis using a partial-term method.

Net investment hedges include designated currency swaps and qualifying non-derivative instruments and are used to minimize the Bank’s exposure to variability in the foreign currency translation of net investments in foreign operations. The effective portion of changes in the fair value of the hedging instrument is recognized in Accumulated other comprehensive income (loss) ("AOCIL") consistent with the related translation gains and losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to minimize the risk of hedge ineffectiveness.

For derivatives designated as net investment hedges, the Bank follows the method based on changes in spot exchange rates. Accordingly:
- The change in the fair value of the derivative instrument that is reported in AOCIL (i.e., the effective portion) is determined by the changes in spot exchange rates.
- The change in the fair value of the derivative instrument attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of the hedge ineffectiveness and that difference is reported directly in the consolidated statements of operations under foreign exchange revenue.
Amounts recorded in AOCIL are reclassified to earnings only upon the sale or substantial liquidation of an investment in a foreign subsidiary.

For foreign-currency-denominated financial instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCIL is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary. See Note 19: Accumulated other comprehensive income (loss) for details on the amount recognized into AOCIL during the current period from translation gain or loss.

Derivatives not formally designated as hedges are entered into to manage the foreign exchange risk of the Bank's exposure. Changes in the fair value of derivative instruments not formally designated as hedges are recognized in foreign exchange revenue.

Client service derivatives
The Bank enters into foreign exchange contracts primarily to meet the foreign exchange needs of its customers. Foreign exchange contracts are agreements to exchange specific amounts of currencies at a future date at a specified rate of exchange. Changes in the fair value of client services derivative instruments are recognized in foreign exchange revenue.

The following table shows the aggregate notional amounts of derivative contracts outstanding listed by type and respective gross positive or negative fair values and classified by those used for risk management (sub-classified as hedging and those that do not qualify for hedge accounting), client services and credit derivatives. Fair value of derivatives is recorded in the consolidated balance sheets in other assets and other liabilities. Gross positive fair values are recorded in other assets and gross negative fair values are recorded in other liabilities, subject to netting when master netting agreements are in place.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

June 30, 2026	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	3	98,166	588	(232)	356
Fair value hedges	Currency swaps	2	123,149	107	(1,305)	(1,198)
Derivatives not formally designated as hedging instruments	Currency swaps	76	1,639,163	35,329	(3,494)	31,835
Subtotal risk management derivatives			1,860,478	36,024	(5,031)	30,993

Client services derivatives	Spot and forward foreign exchange	75	163,312	968	(889)	79
Total derivative instruments			2,023,790	36,992	(5,920)	31,072

December 31, 2025	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	3	124,435	—	(923)	(923)
Fair value hedges	Currency swaps	2	127,685	339	(157)	182
Derivatives not formally designated as hedging instruments	Currency swaps	59	1,434,912	4,891	(8,551)	(3,660)
Subtotal risk management derivatives			1,687,032	5,230	(9,631)	(4,401)

Client services derivatives	Spot and forward foreign exchange	70	189,594	984	(786)	198
Total derivative instruments			1,876,626	6,214	(10,417)	(4,203)
The nominal amount of derivatives designated as fair value hedging instruments equals the amortized cost of the AFS securities that are designated as being hedged for changes in foreign exchange rates.

In addition to the above, as at June 30, 2026 foreign denominated deposits of £227.5 million (December 31, 2025: £211.2 million); SGD0.1 million (December 31, 2025: SGD0.1 million) and Nil (December 31, 2025: CHF0.4 million) were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

The Bank manages derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit risk limits, using master netting arrangements where appropriate and obtaining collateral. The Bank elected to offset in the consolidated balance sheets certain gross derivative assets and liabilities subject to netting agreements.

The Bank also elected not to offset certain derivative assets or liabilities and all collateral received or paid that the Bank or the counterparties could legally offset in the event of default. In the tables below, these positions are deducted from the net fair value presented in the consolidated balance sheets in order to present the net exposures. The collateral values presented in the following table are limited to the related net derivative asset or liability balance and, accordingly, do not include excess collateral received or paid.

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
June 30, 2026				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	36,992	(4,681)	32,311	—	(98)	32,213

Derivative liabilities
Spot and forward foreign exchange and currency swaps	5,920	(4,681)	1,239	—	(424)	815
Net positive fair value			31,072

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2025				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	6,214	(5,150)	1,064	—	(326)	738

Derivative liabilities
Spot and forward foreign exchange and currency swaps	10,417	(5,150)	5,267	—	(3,356)	1,911
Net negative fair value			(4,203)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

The following tables show the location and amount of gains (losses) recorded in either the consolidated statements of operations or consolidated statements of comprehensive income on derivative instruments outstanding.

		Three months ended		Six months ended
Derivative instrument	Consolidated statements of operations line item	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Spot and forward foreign exchange	Foreign exchange revenue	(149)	—	(119)	1
Currency swaps, not designated as hedge	Foreign exchange revenue	18,802	(25,805)	35,496	(59,364)
Currency swaps - fair value hedges	Foreign exchange revenue	68	2,831	(1,381)	9,534
Total net gains (losses) recognized in net income		18,721	(22,974)	33,996	(49,829)

		Three months ended		Six months ended
Derivative instrument	Consolidated statements of comprehensive income line item	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Currency swaps - net investment hedge	Unrealized net gains (losses) on translation of net investment in foreign operations	(124)	(1,406)	1,279	(1,639)
Total net gains (losses) recognized in comprehensive income		(124)	(1,406)	1,279	(1,639)

Note 14: Fair value measurements

The following table presents the financial assets and liabilities that are measured at fair value on a recurring basis. Management classifies these items based on the type of inputs used in their respective fair value determination as described in Note 2 of the Bank's audited financial statements for the year ended December 31, 2025.

Management reviews the price of each security monthly, comparing market values to expectations and to the prior month’s price. Management's expectations are based upon knowledge of prevailing market conditions and developments relating to specific issuers and/or asset classes held in the investment portfolio. Where there are unusual or significant price movements, or where a certain asset class has performed out-of-line with expectations, the matter is reviewed by management.

Financial instruments in Level 1 include US Government Treasury notes.

Financial instruments in Level 2 include government debt securities, mortgage-backed securities, forward foreign exchange contracts and securities sold under agreements to repurchase.

There were no Level 3 investments as at June 30, 2026 and December 31, 2025.

There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during the six months ended June 30, 2026 and the year ended December 31, 2025.

	June 30, 2026			December 31, 2025
	Fair value		Total carrying amount / fair value	Fair value		Total carrying amount / fair value
	Level 1	Level 2		Level 1	Level 2

Items that are recognized at fair value on a recurring basis:
Available-for-sale investments
US government and federal agencies	1,437,014	1,341,678	2,778,692	1,342,083	1,340,388	2,682,471
Residential mortgage-backed securities	—	12,521	12,521	—	13,782	13,782
Total available-for-sale	1,437,014	1,354,199	2,791,213	1,342,083	1,354,170	2,696,253

Other assets - Derivatives	—	32,311	32,311	—	1,064	1,064

Financial liabilities
Other liabilities - Derivatives	—	1,239	1,239	—	5,267	5,267

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Items Other Than Those Recognized at Fair Value on a Recurring Basis:
		June 30, 2026			December 31, 2025
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash and cash equivalents	Level 1	1,440,523	1,440,523	—	1,708,936	1,708,936	—
Securities purchased under agreements to resell	Level 2	1,427,079	1,427,079	—	1,096,238	1,096,238	—
Short-term investments	Level 1	863,613	863,613	—	756,543	756,543	—
Investments held-to-maturity	Level 2	2,875,035	2,437,816	(437,219)	2,992,052	2,566,470	(425,582)
Loans, net of allowance for credit losses	Level 2	4,403,038	4,380,455	(22,583)	4,382,411	4,367,439	(14,972)

Financial liabilities
Term deposits	Level 2	3,858,009	3,860,874	(2,865)	3,941,581	3,944,728	(3,147)

Note 15: Long-term debt

On June 11, 2020, the Bank issued US $100 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 15, 2030. The issuance was by way of a registered offering with US institutional investors. The notes were listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, among others, to repay the entire amount of the US $45 million outstanding subordinated notes Series 2005-B which matured on July 2, 2020. The notes issued paid a fixed coupon of 5.25% until June 15, 2025 when they became redeemable in whole at the option of the Bank. The notes were priced at a spread of 4.43% over the 10-year US Treasury yield. The Bank incurred $2.3 million of costs directly related to the issuance of these capital notes which were capitalized directly against the carrying value of these notes on the balance sheet and amortized over the life of the notes. These notes were redeemed at face value in June 2025 at which time, unamortized issuance costs were fully recognized in the Consolidated Statements of Operations as part of the expense.

No interest was capitalized during the six months ended June 30, 2026, and the year ended December 31, 2025.

Note 16: Earnings per share

Earnings per share have been calculated using the weighted average number of common shares outstanding during the period after deduction of the shares held as treasury stock. The dilutive effect of share-based compensation plans was calculated using the treasury stock method, whereby the proceeds received from the exercise of share-based awards are assumed to be used to repurchase outstanding shares, using the average market price of the Bank’s shares for the period. Numbers of shares are expressed in thousands.

During the six months ended June 30, 2026, the average number of outstanding awards of unvested common shares was 1.8 million (June 30, 2025: 1.8 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank‘s common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share.

An award's unrecognized expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For the purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025

Net income	46,912	53,325	109,535	107,089

Basic Earnings Per Share
Weighted average number of common shares issued	39,430	42,255	39,606	42,697
Weighted average number of common shares held as treasury stock	—	(619)	—	(619)
Weighted average number of common shares (in thousands)	39,430	41,636	39,606	42,078

Basic Earnings Per Share	1.19	1.28	2.77	2.55

Diluted Earnings Per Share
Weighted average number of common shares	39,430	41,636	39,606	42,078
Net dilution impact related to awards of unvested common shares	1,017	1,017	1,078	1,035
Weighted average number of diluted common shares (in thousands)	40,447	42,653	40,684	43,113

Diluted Earnings Per Share	1.16	1.25	2.69	2.48

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 17: Share-based payments

The common shares transferred to employees under all share-based payments are either taken from the Bank's common treasury shares or from newly issued shares. All share-based payments are settled by the ultimate parent company which, pursuant to Bermuda law, is not taxed on income. There are no income tax benefits in relation to the issue of such shares as a form of compensation.

In May 2020, the Board of Directors approved the 2020 Omnibus Plan (the "2020 Plan"). Under the 2020 Plan, 3.0 million shares are initially available for grant to employees in the form of stock options or unvested share awards. In February 2025, the Board of Directors approved the Amended and Restated 2020 Omnibus Share Incentive Plan with 5.0 million additional shares available for grant to employees in the form of stock options or unvested share awards. Both types of awards are detailed below.

Stock Option Awards
Under the 2020 Plan, options can be awarded to Bank employees and executive management, based on predetermined vesting conditions that entitle the holder to purchase one common share at a subscription price no less than the price of the most recently traded common share when granted and have a maximum term of 10 years.

There were no stock options outstanding as at June 30, 2026 and December 31, 2025.

Unvested Share Awards
Recipients of unvested share awards are entitled to the related common shares at no cost, at the time the award vests. Recipients of unvested shares may be entitled to receive additional unvested shares having a value equal to the cash dividends that would have been paid had the unvested shares been issued and vested. Such additional unvested shares granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying unvested shares.

Unvested shares subject only to the time vesting condition generally vest upon retirement, death, disability or upon termination, by the Bank, of the holder’s employment unless if in connection with the holder’s misconduct. Unvested shares subject to both time vesting and performance vesting conditions remain outstanding and unvested upon retirement and will vest only if the performance conditions are met. Unvested shares can also vest in limited circumstances and if specifically approved by the Board, as stipulated in the holder’s employment contract. In all other circumstances, unvested shares are generally forfeited when employment ends.

The grant date weighted average fair value (which equals the actual trading price prevailing on grant date) of unvested share awards granted in the six months ended June 30, 2026 was $52.54 per share (December 31, 2025: $37.50 per share). The Bank expects to settle these awards by issuing new shares.

Employee Deferred Incentive Program
Under the Bank’s EDIP, shares are awarded to Bank employees and executive management based on the time vesting condition, which states that the shares will vest equally over a three-year period from the effective grant date.

Employee Long-Term Incentive Share Program
Under the Bank’s ELTIP, performance shares as well as time-vesting shares were awarded to employees and executive management. The performance shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date. The time-vesting shares will generally vest over the three-year period from the effective grant date.

Employee Share Purchase Plan
The Bank's ESPP was approved in July 2021 and registered in November 2021. The first offering period started in May 2022. Under the Bank's ESPP, eligible employees may elect to contribute up to 15% of their regular compensation toward the purchase of the Bank's shares at a 10% discount from market price on the closing date of each offering period. The ESPP specifies two consecutive six month offering periods per year. In the case of termination of employment or voluntary partial or full withdrawal from the plan, the related current offering period ESPP contributions are refunded to the employee and thus cannot be used to purchase shares under the ESPP. During the six months ended June 30, 2026, 5,128 shares (December 31, 2025: 13,022 shares) were issued under the ESPP.

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)
	Six months ended
	June 30, 2026		June 30, 2025
	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of period	500	1,236	628	1,151
Granted	441	230	124	332
Vested (fair value in 2026: $26.2 million, 2025: $15.5 million )	(119)	(376)	(116)	(268)
Forfeitures (resignations, retirements, redundancies)	—	—	—	(1)
Outstanding at end of period	822	1,090	636	1,214

Share-based Compensation Cost Recognized in the Financial Statements
	Six months ended
	June 30, 2026	June 30, 2025
EDIP and ELTIP	11,406	10,701
ESPP (employee contributions and value of discount from market price)	285	292
Share-based Compensation Cost Recognized in Net Income	11,691	10,993
Deduct: Fair value of awards withheld for employees' payroll tax purposes	(303)	(211)
Share-based Compensation Cost Recognized in Additional Paid-in Capital	11,388	10,782

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Unrecognized Share-based Compensation Cost
	June 30, 2026		December 31, 2025
	Unrecognized cost	Weighted average years over which it is expected to be recognized	Unrecognized cost	Weighted average years over which it is expected to be recognized
EDIP	25,265	4.91	6,573	1.52

ELTIP
Time vesting shares	—	0.00	8	0.12
Performance vesting shares	19,755	1.93	15,053	1.65
Total unrecognized expense	45,020		21,634

Note 18: Share repurchase programs

From time to time, the Bank may seek to repurchase and retire equity securities of the Bank, through cash purchase, privately negotiated transactions, or otherwise. Such transactions, if any, depend on prevailing market conditions, liquidity and capital requirements, contractual restrictions, and other factors.

Common Share Repurchase Program

On December 9, 2024, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.7 million common shares through to December 31,
2025.

On July 28, 2025, the Board approved a new common share repurchase program, authorizing the purchase of up to 1.5  million common shares through to December 31, 2025.

On December 8, 2025, the Board approved a new common share repurchase program, authorizing the purchase of up to 3.0  million common shares through to December 31, 2026. The program has been paused subsequent to the CIBC Caribbean acquisition announcement in May 2026.

The table below presents information about common stock repurchases:

	Three months ended		Six Months Ended
Common share repurchases	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Acquired number of shares (to the nearest 1)	289,304	1,115,462	1,116,631	2,210,189
Average cost per common share	55.71	40.72	52.43	39.26
Total cost (in US dollars)	16,116,431	45,425,069	58,550,005	86,782,848

Note 19: Accumulated other comprehensive income (loss)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Six months ended June 30, 2026				Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of period	(19,772)	(66,024)	(88,287)	(47,117)	17,045	(30,072)	(204,155)
Other comprehensive income (loss), net of taxes	(3,368)	3,704	(17,368)	1,197	(57)	1,140	(15,892)
Balance at end of period	(23,140)	(62,320)	(105,655)	(45,920)	16,988	(28,932)	(220,047)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Six months ended June 30, 2025				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of period	(26,191)	(73,919)	(162,275)	(49,282)	16,252	(33,030)	(295,415)
Other comprehensive income (loss), net of taxes	6,260	3,759	43,362	543	(39)	504	53,885
Balance at end of period	(19,931)	(70,160)	(118,913)	(48,739)	16,213	(32,526)	(241,530)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Net Change of AOCIL Components		Three months ended		Six months ended
	Line item in the consolidated statements of operations, if any	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net unrealized gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	(548)	(8,835)	(10,309)	6,260
Gains (losses) on net investment hedge	N/A	396	11,164	6,941	—
Net change		(152)	2,329	(3,368)	6,260

Held-to-maturity investment adjustments
Amortization of net gains (losses) to net income	Interest income on investments	1,899	1,982	3,704	3,759
Net change		1,899	1,982	3,704	3,759

Available-for-sale investment adjustments
Gross unrealized gains (losses)	N/A	(6,937)	10,513	(17,678)	43,362
Foreign currency translation adjustments of related balances	N/A	(56)	938	310	—
Net change		(6,993)	11,451	(17,368)	43,362

Employee benefit plans adjustments
Defined benefit pension plan
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	510	587	1,019	1,170
Amortization of prior service (credit) cost	Non-service employee benefits expense	21	21	42	41
Foreign currency translation adjustments of related balances	N/A	(19)	(446)	136	(668)
Net change		512	162	1,197	543

Post-retirement healthcare plan
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	(159)	131	(319)	262
Amortization of prior service (credit) cost	Non-service employee benefits expense	131	(150)	262	(301)
Net change		(28)	(19)	(57)	(39)

Other comprehensive income (loss), net of taxes		(4,762)	15,905	(15,892)	53,885

Note 20: Capital structure

Authorized Capital
The par value of each issued common share and each authorized but unissued common share is BM$0.01 and the authorized share capital of the Bank comprises 2,000,000,000 common shares of par value BM$0.01 each, 6,000,000,000 non‑voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each.

Dividends Declared
During the six months ended June 30, 2026, the Bank declared and paid cash dividends of $1.00 (June 30, 2025: $0.88) for each common share as of the related record dates.

The Bank is required to comply with Section 54 of the Companies Act 1981 issued by the Government of Bermuda (the “Companies Act”) each time a dividend is declared or paid by the Bank and also obtain a letter of no objection from the BMA pursuant to the Banks and Deposit Companies Act 1999 for any dividends declared. The Bank has complied with Section 54 and has obtained the BMA's letter of no objection for all dividends declared during the periods presented.

Regulatory Capital
Effective January 1, 2025, the Bank adopted the Basel Committee on Banking Supervision's revised standardized approach for credit risk framework as required by the BMA.

The Bank’s regulatory capital is determined in accordance with current Basel guidelines as issued by the BMA. The Bank is fully compliant with all regulatory capital requirements to which it is subject, and it maintains capital ratios in excess of regulatory minimums as at June 30, 2026 and December 31, 2025. The following table sets forth the Bank's capital adequacy in accordance with the relevant Basel framework:

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	June 30, 2026		December 31, 2025
	Actual	Regulatory minimum	Actual	Regulatory minimum
Capital
CET 1 capital	1,093,929	N/A	1,102,302	N/A
Tier 1 capital	1,093,929	N/A	1,102,302	N/A
Tier 2 capital	5,865	N/A	6,189	N/A
Total capital	1,099,794	N/A	1,108,492	N/A

Risk Weighted Assets	3,995,552	N/A	3,991,389	N/A

Leverage Ratio Exposure Measure	14,771,545	N/A	14,520,704	N/A

Capital Ratios (%)
CET 1 capital	27.4%	10.0%	27.6%	10.0%
Tier 1 capital	27.4%	11.5%	27.6%	11.5%
Total capital	27.5%	13.5%	27.8%	13.5%
Leverage ratio	7.4%	5.0%	7.6%	5.0%

Note 21: Business combinations

Rawlinson & Hunter Guernsey Limited Acquisition
On February 19, 2026, the Bank announced that it had entered into an agreement to acquire Rawlinson & Hunter Limited (“R&H Guernsey”), the independently owned Guernsey member firm of the Rawlinson & Hunter International Network (“R&H”).

On April 15, 2026, the transaction completed as planned and the aggregate purchase price of $42.8 million (£31.7 million) was paid in cash. During 2026 and 2027, it is expected that R&H Guernsey's business and employees will be integrated with the existing Butterfield operations in Guernsey and operate under the Butterfield name.

The fair value of the net assets acquired and allocation of purchase price is summarized as follows:

As at April 15, 2026

Total consideration transferred	42,761

Assets acquired
Cash and cash equivalents	1,622
Intangible assets - Customer relationships	35,349
Other assets	5,428
Total assets acquired	42,399

Liabilities assumed
Other liabilities	(1,946)
Total liabilities assumed	(1,946)

Excess purchase price - Goodwill	2,308

The acquired customer relationships intangible assets have an estimated finite useful life of 15 years.

The Bank incurred legal and professional transaction expenses related to this acquisition amounting to $1.0 million, all of which has been expensed and presented in the Consolidated Statements of Operations during the six months ended June 30, 2026.

For the period beginning on April 15, 2026 (i.e. acquisition date) to June 30, 2026, the amount of revenues and net income relating to the acquired R&H Guernsey operations that were not inextricably merged into the Bank’s operations were $2.5 million and a net income of $0.4 million, respectively.

The following selected unaudited pro forma financial information has been provided to present a summary of the combined results of the Bank and the acquired R&H Guernsey operations, assuming the transaction had been effective on January 1, 2025. The unaudited pro forma data is for informational purposes only and does not necessarily represent results that would have occurred if the transaction had taken place on the basis assumed above. The pro forma financial information has been prepared based on the actual results realized by R&H Guernsey from January 1, 2025 to June 30, 2025 and from January 1, 2026 to June 30, 2026.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Six months ended
Unaudited pro forma financial information	June 30, 2026	June 30, 2025
Total net revenue	316,729	300,810
Total non-interest operating (expense)	(206,716)	(191,161)
Pro forma net income post business combination	110,013	109,649

CIBC Caribbean Acquisition
On May 28, 2026, the Bank announced that it has entered into an agreement to acquire Canadian Imperial Bank of Commerce's ("CIBC") 91.7% interest in CIBC Caribbean Bank Limited (“CIBC Caribbean”). The combined entity would have approximately $29 billion in assets.

The total consideration to be paid for 100% of CIBC Caribbean' shares (i.e. shares held by CIBC and shares held by minority shareholders on the acquisition date, if any) will be comprised of $1,091 million in cash and $703 million in Butterfield shares valued by reference to Butterfield’s 10-day NYSE volume-weighted average price of $55.66 as of May 27, 2026, for an aggregate purchase price of $1,794 million, or $1.14 per CIBC Caribbean share.

In connection with the transaction, Butterfield has obtained commitments for $700 million of Tier 2 capital-qualifying subordinated debt financing which is expected to be raised prior to closing.

The transaction is expected to close in the first half of 2027, subject to receipt of Butterfield shareholder and regulatory approvals and the satisfaction of customary closing conditions. Following the transaction, Butterfield’s ordinary shares will continue to be listed on the NYSE and the BSX, and Butterfield intends to undertake additional secondary share listings on the Barbados Stock Exchange, the Bahamas International Securities Exchange, and the Trinidad & Tobago Stock Exchange, subject to local listing and regulatory requirements.

Following completion of the transaction, CIBC will own an approximately 22% stake in the combined entity. Under the terms of Butterfield and CIBC’s shareholder agreement, CIBC will then initially have the right to appoint two directors to Butterfield’s Board. The shareholder agreement will also provide for certain lockup restrictions with respect to CIBC’s stake in Butterfield, and include customary standstill obligations and registration rights.

Note 22: Related party transactions

Financing Transactions
Certain directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved, have deposits with the Bank, have loans and/or are guarantors for loans with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible for preferential rates. All of these loans were considered performing loans as at June 30, 2026 and December 31, 2025. Loan balances with directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved were as follows:

Balance at December 31, 2024	19,637
Net loans issued (repaid) during the year	(256)
Effect of changes in the composition of related parties	(15,163)
Balance at December 31, 2025	4,218
Net loans issued (repaid) during period	(4)
Balance at June 30, 2026	4,214

Consolidated balance sheets	June 30, 2026	December 31, 2025
Deposits	44,805	92,182

	Three months ended		Six months ended
Consolidated statements of operations	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Interest and fees on loans	17	279	58	587
Total non-interest expense	57	190	143	214
Other non-interest income	25	61	100	153

Certain affiliates of the Bank have loans and deposits with the Bank which were made and are maintained in the ordinary course of business on normal commercial terms. Balances with these parties were as follows:

Consolidated balance sheets	June 30, 2026	December 31, 2025
Loans	8,432	8,884
Deposits	666	545
Accrued interest and other liabilities	189	175

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Three months ended		Six months ended
Consolidated statements of operations	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Interest and fees on loans	164	178	332	357
Total non-interest expense	502	228	984	439
Other non-interest income	64	62	128	125

Investments
As at June 30, 2026, several Butterfield mutual funds which are managed by a wholly owned subsidiary of the Bank, had loan balances and deposit balances held with the Bank. The Bank also earned asset management revenue and custody and other administration services revenue from funds managed by a wholly-owned subsidiary of the Bank and from directors and executives, companies in which they are principal owners and/or members of the board and trusts in which they are involved, as well as other income from other related parties.

Consolidated balance sheets	June 30, 2026	December 31, 2025
Loans	6,161	—
Deposits	45,267	9,365
Accrued interest and other assets	890	461

	Three months ended		Six months ended
Consolidated statements of operations	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Asset management	3,459	3,037	6,848	5,773
Custody and other administration services	510	375	920	726
Other non-interest income	196	217	363	300
Interest and fees on loans	94	—	538	—

Note 23: Subsequent events

On July 27, 2026, the Board of Directors declared an interim dividend of $0.50 per common share to be paid on August 26, 2026 to shareholders of record on August 12, 2026.